ITEM 7
Aperio Group, LLC
BlackRock (Singapore) Limited
BlackRock Asset Management Canada Limited
BlackRock Fund Advisors*
BlackRock Investment Management, LLC
BlackRock Mexico Operadora, S.A. de C.V., Sociedad Operador
SpiderRock Advisors, LLC



*Entity beneficially owns 5% or greater of the outstanding shares of the security class being reported on this
Schedule 13G.